Exhibit 8

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2024 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2024 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2024 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

On September 16, 2025, Colombia’s Jurisdicción Especial Para la Paz (Special Jurisdiction for Peace, or “JEP”) issued its first restorative sentence (a judicial decision aimed at repairing the harm caused by a crime) against seven former FARC leaders for their role in the kidnapping policy that caused over 21,000 victimizing acts. The ruling marks a historic step in transitional justice.

On November 6, 2025, the Government of Colombia and the United Nations reaffirmed their commitment to the implementation of the peace agreement between the Government and the FARC, emphasizing the importance of sustained cooperation, territorial transformation, and the protection of communities affected by conflict.

On November 11, 2025, the Government announced a major military and police operation in the department of Guaviare, following President Petro’s order to bomb and dismantle the front associated with alias Iván Mordisco. Defense Minister Pedro Sánchez stated that the mission aimed to neutralize camps and criminal networks that threaten and extort local communities and farmers.

On November 12, 2025, President Petro ordered the suspension of intelligence sharing between Colombia and the United States in response to U.S. missile strikes on suspected drug-trafficking vessels in the Caribbean. The measure is expected to remain in place “as long as the attacks continue,” according to President Petro, who emphasized that the fight against drugs must be subordinated to the human rights of Caribbean communities.

Internal Security

During the nine-month period ended September 30, 2025, 406 kidnapping incidents were reported, reflecting a 100% increase from the 203 incidents reported during the same period of 2024. Additionally, during the nine-month period ended September 30, 2025, 990 terrorism incidents were reported, reflecting a 9.4% increase from the 905 terrorism incidents reported in the same period of 2024.

Domestic Initiatives

On September 30, 2025, Colombia signed a Host Country Agreement with the Permanent Court of Arbitration, allowing international arbitration and mediation proceedings to take place in Colombian territory. This agreement strengthens Colombia’s role in global dispute resolution.

Foreign Affairs and International Organizations

On September 15, 2025, the United States decertified Colombia as a partner in its counter-narcotics efforts after determining that Colombia had “failed demonstrably to meet its drug control obligations over the past year”. However, the United States issued a national interest waiver that prevents the immediate application of foreign assistance restrictions. Colombia emphasized its measurable achievements over the past three years, including drug seizures, strategic arrests, and high-impact international operations. In 2024 alone, Colombian authorities seized 889 metric tons of cocaine, destroyed 5,242 laboratories, and confiscated 89,500 gallons of sulfuric acid. The Colombian Navy contributed to 65% of global cocaine seizures, preventing 751 million doses from reaching major U.S. cities. Colombia reaffirmed its commitment to act with responsibility and determination.

On October 20, 2025, President Petro met with Colombia’s Ambassador to the U.S., Daniel García-Peña, and the U.S. Chargé d’Affaires in Colombia, John McNamara, during which meeting both governments agreed to continue dialogue to resolve the current diplomatic impasse. President Petro reaffirmed Colombia’s commitment to expanding the crop-substitution program and emphasized that recent U.N.-acknowledged data errors had overstated coca cultivation. He highlighted that his administration achieved record cocaine seizures and a significant slowdown in coca crop growth, underscoring Colombia’s ongoing dedication to joint counternarcotics efforts. The U.S. side confirmed that tariff decisions remain the exclusive authority of President Trump.

On October 24, 2025, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) designated Gustavo Francisco Petro, the President of Colombia, pursuant to counternarcotics-related authorities and added him to its Specially Designated Nationals list. In addition, OFAC also designated the Minister of the Interior, Armando Benedetti, the President’s son, Nicolas Petro, and the President’s wife, Veronica Alcocer. As a result of the designations, all property and interests in property of the designated or blocked persons that are in the United States or in the possession or control of U.S. persons are blocked and must be reported to OFAC. In addition, any entities that are owned, directly or indirectly, individually or in the aggregate, 50 percent or more by one or more blocked persons are also blocked. Unless authorized by a general or specific license issued by OFAC, or exempt, OFAC’s regulations generally prohibit all transactions by U.S. persons or within (or transiting) the United States that involve any property or interests in property of blocked persons.

On November 5, 2025, Colombia officially inaugurated its Embassy in Qatar. This diplomatic milestone reflects Colombia’s commitment to strengthening political, economic, and cultural ties with the region, and expanding its global presence through strategic partnerships.

On November 8, 2025, Colombia and the European Union strengthened their partnership in the fight against drugs through a strategic dialogue held in Santa Marta, Colombia. During the bilateral drug dialogue, both parties reaffirmed their commitment to a comprehensive, balanced, and evidence-based approach to addressing the global drug phenomenon, with a focus on public health, human rights, and sustainable development.

Economy

Ecopetrol’s Regasification Project in Coveñas

On October 6, 2025, the National Environmental Licensing Agency (“ANLA”) granted an environmental license to Cenit, a subsidiary of the Ecopetrol Group, to anchor a floating storage and regasification unit that will receive shipments of imported natural gas at the offshore infrastructure it operates at the Coveñas Maritime Terminal (Sucre). These adjustments will allow for the subsequent transportation of Liquefied Natural Gas (“LNG”) within Colombia, with delivery to the National Transportation System.

On October 14, 2025, Ecopetrol launched a process to hire comprehensive logistics and LNG regasification services using the existing infrastructure of its subsidiary Cenit. The contract includes the anchoring of a floating storage and regasification unit, a mooring system at the Coveñas Maritime Terminal, measurement systems for LNG reception, and specialized personnel for operation and maintenance.

Employment and Labor

The following table presents national monthly average unemployment rates from January 2020 to September 2025, according to the methodology adopted by the National Department of Statistics of Colombia (“DANE”):

National Monthly Average Unemployment Rates(1)

	2020	2021	2022	2023	2024	2025
January	13.5%	17.6%	14.6%	13.7%	12.7%	11.6%
February	12.8%	15.6%	12.9%	11.4%	11.7%	10.3%
March	13.2%	14.7%	12.1%	10.0%	11.3%	9.6%
April	20.5%	15.5%	11.2%	10.7%	10.6%	8.8%
May	22.0%	15.2%	10.6%	10.5%	10.3%	9.0%
June	20.4%	14.6%	11.3%	9.3%	10.3%	8.6%
July	20.9%	13.1%	11.0%	9.6%	9.9%	8.8%
August	17.4%	12.9%	10.6%	9.3%	9.7%	8.6%
September	16.3%	12.0%	10.7%	9.3%	9.1%	8.2%
October	15.3%	12.0%	9.7%	9.2%	9.1%
November	13.9%	11.5%	9.5%	9.0%	8.2%
December	13.9%	11.1%	10.3%	10.0%	9.1%

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated of the year 2025:

National Quarterly Employment Rates by Sector

	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	14.6%	14.1%	13.9%
Mining and quarrying	1.3%	1.3%	1.1%
Manufacturing	10.9%	10.9%	11.0%
Electricity, gas and water supply	1.3%	1.3%	1.4%
Construction	6.9%	6.5%	6.9%
Retail, hotels and restaurants	25.2%	25.0%	24.6%
Transport, storage and communications	9.3%	9.3%	9.4%
Financial intermediation	1.8%	1.8%	1.9%
Real estate, renting and business activities	8.9%	9.0%	8.9%
Community, social and personal services	19.9%	20.6%	20.8%

Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

The primary deficit of the National Central Government is expected to close at 2.4% of GDP in 2025, remaining at the same level as in 2024. The difference between the increase in the overall fiscal balance (+0.4 pp) and the primary balance (+0.0 pp) highlights the fiscal pressure resulting from interest payments on public debt (in addition to rigid operating expenditures), as the expected rise in primary spending is projected to be offset by growth in total revenues. During 2024, the current account deficit narrowed to 1.7% of GDP (U.S.$7.2 billion), down 0.6 percentage points from 2.3% of GDP in 2023, reflecting an improvement in its main components. This result was driven by an increase in the current transfer surplus (from 3.5% of GDP in 2023 to 3.7% of GDP in 2024) and a reduction in the income account deficit (from 3.7% of GDP in 2023 to 3.2% of GDP in 2024). However, these gains were partly offset by a wider trade deficit in goods (increasing from 1.9% of GDP in 2023 to 2.2% of GDP in 2024), due to a 1.3% increase in imports, amid stronger domestic demand, and a 2.9% decline in exports, mainly reflecting lower mining and energy sales abroad.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the years and periods indicated:

Merchandise Exports to Major Trading Partners

	2020(1)	2021(1)	2022(1)	2023(1)	2024(1)	Nine-month period ended September 30, 2025 (1)
	(percentage of total exports)
United States	28.7	26.5	26.1	26.7	28.9	29.9
Venezuela	0.6	0.8	1.1	1.4	2.0	2.1
Mexico	3.7	2.9	3.1	3.8	3.9	3.1
China	8.9	8.8	3.8	5.0	4.8	3.2
Netherlands	2.3	2.4	4.7	4.1	3.1	4.1
Ecuador	4.7	4.2	3.3	4.0	3.9	3.7
Panama	4.6	5.8	10.3	9.4	8.7	7.2
Spain	1.6	1.7	2.6	2.3	1.5	1.6
Dominican Republic	0.8	1.1	1.6	1.2	1.3	1.2
Chile	2.5	2.6	2.8	2.1	2.1	2.0
Peru	2.8	2.6	1.9	2.3	2.4	3.3
Brazil	4.1	5.0	4.1	3.8	3.9	3.8
India	2.6	5.4	4.0	4.8	5.4	3.9
United Kingdom	1.2	1.1	1.1	0.9	1.0	1.3
Switzerland	0.4	0.4	0.2	0.2	0.4	0.7
Turkey	2.9	3.1	4.0	1.7	1.6	0.8
Canada	1.3	1.7	2.0	1.4	1.3	3.1
Others	26.2	24.0	23.3	25.0	23.8	25.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2020(2)	2021(2)	2022(2)	2023(2)	2024(2)	Eight-month period ended August 31, 2025 (2)
	(percentage of total imports)
United States	24.1	23.6	25.1	25.6	25.7	23.7
Mexico	6.9	6.5	5.6	5.0	5.2	4.9
China	23.8	23.1	23.2	21.6	24.5	26.7
France	2.3	2.5	3.4	3.4	1.9	1.5
India	2.2	2.2	2.1	2.2	2.3	2.5
South Korea	1.5	1.5	1.3	1.4	1.5	1.9
Germany	3.8	3.5	3.1	3.8	3.4	3.4
Brazil	5.7	5.7	7.0	6.3	5.2	5.0
Argentina	1.6	2.1	2.1	2.2	1.5	1.4
Japan	2.0	2.1	1.8	2.1	2.2	2.4
Spain	1.8	2.1	1.8	2.0	1.8	1.8
Italy	1.6	1.5	1.6	1.8	1.7	1.7
Canada	1.7	1.6	1.6	1.6	1.6	1.5
Others	21.1	22.0	20.3	21.0	21.4	21.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.
(2)	Preliminary.

Source: DANE and National Directorate of Customs and Taxes.

During the nine-month period ended September 30, 2025, Colombia’s three major export partners (FOB) were the United States, Panama and Netherlands, representing 29.9%, 7.2% and 4.1% of Colombia’s total exports during such period, respectively.

During the eight-month period ended August 31, 2025, Colombia’s three major import partners (FOB) were China, the United States and Brazil, representing 26.7%, 23.7% and 5.0% of Colombia’s total imports during such period, respectively.

Monetary System

Interest Rates and Inflation

On October 31, 2025, the Banco de la República decided to maintain the discount rate at 9.25%.

The 12-month change in the Consumer Price Index (“CPI”) as of October 31, 2025 was 5.51%.

As of October 31, 2025, the year-over-year Producer Price Index (“PPI”) increased by 1.80% compared to October 31, 2024, according to preliminary data, mainly due to an increase in prices of agriculture, livestock and fishing (11.97%).

As of October 31, 2025, the monthly Fixed Term Deposit rate (“DTF”) was 8.67%.

The following table shows changes in the CPI and the PPI and average 30-day deposit rates for the periods indicated:

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2025
January	5.22	7.50	9.22
February	5.27	5.98	9.25
March	5.09	4.87	9.26
April	5.16	4.10	9.16
May	5.05	3.71	8.94
June	4.83	2.18	8.94
July	4.90	2.25	8.93
August	5.10	3.90	8.78
September	5.18	3.67	8.76
October	5.51	1.80	8.67

(1)	Percentage change over the previous 12 months as of the end of each month indicated.
(2)	Average for each indicated month in 2025, year-on-year of the DTF, as calculated by the Financial Superintendency.

Source: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the Real Exchange Rate Index for the dates and periods indicated:

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2025
January	4,300.31	4,170.01	126.19
February	4,131.95	4,120.11	121.92
March	4,133.48	4,192.57	121.67
April	4,273.88	4,198.83	125.62
May	4,202.30	4,148.72	124.61
June	4,115.88	4,069.67	123.14
July	4,047.29	4,179.69	121.19
August	4,051.59	4,018.41	119.93
September	3,924.24	3,901.29	116.57
October	3,881.44	3,870.42

(1)	Representative market rate as calculated by the Financial Superintendency.
(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The Real Exchange Rate Index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. Beginning in May 2015, the base for the Real Exchange Rate Index is 2010. The producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 are based on new methodology described above.

(3)	The Real Exchange Rate Index figures for 2025 are preliminary.

Source: Superintendencia Financiera and Banco de la República.

International Reserves

As of October 31, 2025, gross international reserves increased by U.S.$3,147 million compared to October 31, 2024, reaching a total of U.S.$65,960 million.

As of November 10, 2025, the General Directorate of Public Credit and National Treasury had one active position in a swap and two active positions in forward contracts over foreign exchange.

Public Sector Finance

General

On October 16, 2025, the Ministry of Finance released the 2026 Financial Plan Update, which maintains the macroeconomic assumptions and fiscal targets set in the 2025 Medium-Term Fiscal Framework, including a total deficit of 6.2% of GDP for 2026, consistent with the 2026 national budget and the existing fiscal adjustment path.

Public Sector Debt

General

As of September 30, 2025, the Central Government gross debt totaled Ps. 1,175,246 billion, equivalent to 64.7% of GDP, of which internal debt totaled Ps. 808,195 billion (44.5% of GDP) and external debt totaled Ps. 367,051 billion (20.2% of GDP). As of June 30, 2025, net debt of the Central Government totaled Ps. 1,053,734 billion, equivalent to 59.2% of GDP, of which internal debt totaled Ps. 719,116 billion (40.4% of GDP) and external debt totaled Ps. 334,617 billion (18.8% of GDP).

Public Sector Internal Debt

As of September 30, 2025, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 773,760,123 million, compared to Ps. 642,759,441 million as of September 30, 2024.

The following table shows the direct internal funded debt of the Central Government as of the provided periods, by type:

Central Government: Internal Public Funded Debt - Direct Funded Debt

	As of September 30, 2025	As of September 30, 2024
	(In millions of Ps.)
Treasury Bonds	630,046,536	552,893,155
Treasury Bonds (short term)	62,789,092	15,547,499
Pension Bonds	3,010,819	4,542,234
Peace Bonds	709	756
Constant Value Bonds	1,172,533	1,316,322
Others(1)	1,875,544	1,817,500
Security Bonds	0	0
Treasury Notes	65,123,187	56,846,272
Solidarity Notes	9,741,703	9,741,703

Total	773,760,123	642,759,441

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk - Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of September 30, 2025	As of September 30, 2024
	(In millions of U.S. dollars)
Central Government	85,396	79,957
Public Entities(2) Guaranteed	1,581	1,431
Non-Guaranteed	27,572	27,350

Total External Funded Debt	114,549	108,738

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of September 30, 2025 and September 30, 2024, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database - Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of September 30, 2025	As of September 30, 2024
	(In millions of U.S. dollars)
Multilaterals	35,584	35,649
IDB	11,561	11,972
World Bank	17,156	16,493
Others	4,866	7,183
Commercial Banks	7,306	7,518
Export Credit Institutions	2,184	2,509
Bonds	66,005	57,713
Foreign Governments	5,470	5,349
Suppliers	0	0

Total	114,549	108,738

Total may differ due to rounding.

(1)	Provisional; subject to revision. Debt with an original maturity of more than one year.

Source: Debt Database - Ministry of Finance.

Tables and Supplementary Information

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding as of September 23, 2025(2) (millions of U.S. dollars)
Central Government
8.375% Notes 2027(*)	1997	2027	USD	250	74
11.85% Global Bonds 2028	2000	2028	USD	22	9
10.375% Global Bonds 2033(*)	2003	2033	USD	635	341
7.375% Notes 2037(*)	2006	2037	USD	1,818	1,818
9.85% Global TES Bonds 2027(2)	2007	2027	COP	1,924,515	500
6.125% Global Bonds 2041(*)	2009	2041	USD	2,500	2,500
5.625% Global Bonds 2044(*)	2014	2044	USD	2,500	2,500
5.000% Global Bonds 2045(*)	2015	2045	USD	4,500	3,671
4.500% Global Bonds 2026	2015	2026	USD	1,500	666
3.875% Global Bonds 2026(2)	2016	2026	EUR	1,350	749
3.875% Global Bonds 2027(*)	2017	2027	USD	2,400	1,740
4.500% Global Bonds 2029(*)	2018	2029	USD	2,000	2,000
5.200% Global Bonds 2049	2019	2049	USD	2,800	2,168
3.000% Global Bonds 2030	2020	2030	USD	1,543	1,543
3.125% Global Bonds 2031	2020	2031	USD	2,540	2,540
4.125% Global Bonds 2051	2020	2051	USD	1,500	1,036
3.250% Global Bonds 2032	2021	2032	USD	2,000	2,000
4.125% Global Bonds 2042	2021	2042	USD	1,000	515
3.875% Global Bonds 2061	2021	2061	USD	1,300	752
8.000% Global Bonds 2033	2022	2033	USD	1,624	1,624
7.500% Global Bonds 2034	2023	2034	USD	2,200	2,200
8.000% Social Global Bonds 2035(*)	2023	2035	USD	1,900	1,900
8.750% Social Global Bonds 2053(*)	2023	2053	USD	1,900	1,900
7.750% Global Bonds 2036	2024	2036	USD	2,000	2,000
8.375% Global Bonds 2054	2024	2054	USD	1,640	1,640
7.375% Global Bonds 2030	2025	2030	USD	1,900	1,900
8.500% Global Bonds 2035	2025	2035	USD	1,900	1,900
3.750% Global Bonds 2028	2025	2028	EUR	1,450	1,710
5.000% Global Bonds 2032	2025	2032	EUR	1,450	1,710
5.625% Global Bonds 2036	2025	2036	EUR	1,200	1,415

Total					47,021

Aggregate amounts may differ due to rounding.

(1)	Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year).
(2)

Principal amount outstanding on September 23, 2025 was converted to U.S. dollars at the corresponding exchange rate on September 23, 2025 (COP/USD = Ps.3,852.16 / U.S.$1.00; USD/EUR = U.S.$1.1793 / €1.00).

(*)	Includes reopenings.

Source: Debt Database - Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding as of September 30, 2025
			(millions of U.S. dollars)
World Bank	Various	Various	17,156
IADB	Various	Various	11,561
Others	Various	Various	4,866

Total			33,584

Totals may differ due to rounding.

Source: Debt Database - Ministry of Finance.

Loans from Banks (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Outstanding as of September 30, 2025
					(millions of U.S. dollars)
Commercial Bank Loans	Various	Various	Various	Various	7,306
Export Credits	2%-7.75%	Various	Various	USD, EUR	2,184
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	304

Total					9,794

Total Outstanding Long-Term Direct External Debt					66,005

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.

Source: Debt Database - Ministry of Finance.

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt(1)(2)

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of September 30, 2025
	(millions of U.S. dollars)
Non-Financial Public Sector:
BOGOTA DISTRITO CAPITAL	23	583	606
DEPARTAMENTO DE ANTIOQUIA	20	20	41
E.P.M. DE MEDELLIN	147	4,341	4,488
ECOPETROL	0	17,632	17,632
ICETEX	352	0	352
REFICAR	0	1,257	1,257
ESP GECELCA S.A. ESP	0	77	77
EMPOPASTO S.A. ESP	11	0	11
TGI S.A. ESP	0	587	587
OLEDUCTO CENTRAL S.A.	0	400	400
FIDUPREVISORA	74	0	74
GRUPO DE ENERGIA BOGOTA S.A. E.S.P.	0	1,662	1,662

Borrower	Guaranteed Debt	Non-guaranteed Debt	Principal Amount Outstanding as of September 30, 2025
	(millions of U.S. dollars)
I.S.A.	0	330	330
CONSORCIO FONDO DIAN PARA COLOMBIA 2020	74	0	74
DISTRITO BARRANQUILLA	97	260	357
CONCESIÓN COSTERA CARTAGENA BARRANQUILLA S.A.S	0	253	253
DISTRITO DE MEDELLIN	0	92	92
ESSA	0	37	37
EMPRESA METRO DE BOGOTA S.A.	161	0	161
Total Non-Financial Public Sector:	959	27,533	28,491
Financial Public Sector:
BANCOLDEX	250	0	250
FINDETER	372	40	412
Total Financial Public Sector:	622	40	662

TOTAL:	1,581	27,572	29,153

Totals may differ due to rounding.

(1)	Medium- and long-term indebtedness.
(2)	Subject to revision.

Source: Debt Database - Ministry of Finance.

Internal Public Debt

Direct Debt

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding as of September 30, 2025
			(millions of pesos)
Treasury Bonds	Various	Various	692,835,628
Pension Bonds	Various	Various	3,010,819
Peace Bonds	Various	Various	709
Constant Value Bonds	Various	Various	1,172,533
Security Bonds	Various	Various	0
Other Bonds	Various	Various	54,446
Other	Various	Various	1,821,098
Treasury Promissory Notes	Various	Various	65,123,187
Solidarity Instruments	Various	Various	9,741,703
Single National Account	Various	Various	29,764,196
No Single National Account	Various	Various	8,854,353

Total			812,378,672

Totals may differ due to rounding.

Source: Debt Registry Office - General Directorate of Public Credit - Ministry of Finance.

Internal Public Debt

Guaranteed Debt (1)

Principal Amount Outstanding as of September 30, 2025(2)
(thousands of U.S. dollars)
Bogota Distrito Capital	22,687
Departamento de Antioquia	20,376
Distrito Barranquilla	97,070
Empresa Metro de Bogota S.A.	739,929
Empresas Públicas de Medellín (EPM)	155,026
ICETEX	352,117
GECELCA S.A. E.S.P.	89,714
Empopasto S.A. E.S.P.	10,838
Fiduprevisora	73,944
BANCOLDEX	250,097
FINDETER	371,930

Total	2,258,323

(1)	Medium- and long-term indebtedness. As of September 30, 2025, the Republic had no outstanding guarantees of floating public sector internal debt.
(2)	Principal amount outstanding on September 30, 2025 was converted to U.S. dollars at the corresponding exchange rate on September 30, 2025 (COP/USD = Ps. 3,901.29 / U.S.$1.00).

Source: Ministry of Finance.